August 9, 2024

VIA EDGAR

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Popular U.S. Government Money Market Fund, LLC (File Nos. 811-23868, 333-271265)
CIK # 0001947660 Rule 17g-1 Fidelity Bond Filing

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of Popular U.S. Government Money Market Fund, LLC (the “Fund”), please find: (i) a copy of the Fund’s Financial Institutions Bond No. FI1140024 (the “Bond”); and (ii) a copy of the resolutions unanimously approved by the members of the Board of Directors of the Fund, including those who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

The amount of the single insured bond that the Fund would have maintained had it not been insured under a joint policy is $750,000.

The Fund has paid its proportionate share of the aggregate $10,267.51 premium for the Bond for the period June 30, 2024 through June 30, 2025.

Respectfully submitted,

/s/ Manuel Rodriquez-Boissen__

Manuel Rodriquez-Boissén, Esq.

Secretary

Broker Insurance Document

Insured: Popular Total Return Fund, Inc.

Period of Insurance: 30th June 2024 To 30th June 2025

Dated: 2nd August 2024

This contract is registered and delivered as a surplus line coverage under the Insurance Code of the Commonwealth of Puerto Rico.

HUB INTERNATIONAL PUERTO RICO, INC.

ARR

Verified by: ______________________

Hub International Puerto Rico, Inc.

Date 07.29.2024;08.05.2024

Gallagher

Insurance | Risk Management | Consulting

www.ajg.com/uk

Hub International Puerto Rico, Inc.	Date: 2nd August 2024

PO Box 195556

SAN JUAN

00919

Puerto Rico

United States

BROKER INSURANCE DOCUMENT FI1140024

We thank you for your instructions and confirm that we have placed this Insurance on your behalf as detailed below. Please check the details and advise us immediately should they not conform to your request.

SCHEDULE

TYPE:	Financial Institutions Bond.

NAME OF

INSURED:	Popular Total Return Fund, Inc.

Popular High Grade Fixed Income Fund, Inc.

Popular Income Plus Fund, Inc.

Popular U.S. Government Money Market Fund, LLC

PRINCIPAL

ADDRESS:	Banco Popular de Puerto Rico

Popular Fiduciary Services Division (725)

PO Box 362708 San Juan, PR 00936-2708.

BOND PERIOD:	From: 30th June 2024

To:      30th June 2025

12.01 a.m. Local Standard Time at the Principal Address stated above.

INTEREST:	As per policy attached.

AGGREGATE

LIABILITY:	(i)	The Aggregate Liability of the Underwriter during the Bond Period shall be: USD 3,000,000

(ii)	Subject to Section 4 and 11 hereof the Single Loss Limit of Liability is: USD 3,000,000 and as more fully detailed in the Policy Wording.

DEDUCTIBLE:	Subject to Section 4 and 11 hereof the Single Loss Deductible is USD 100,000 and as more fully detailed in the Policy Wording

TERRITORIAL

LIMITS:	Worldwide

CONDITIONS:	Policy wording and endorsements, as attached
NMA 2975 (Amended) Special Cancellation Clause, as attached

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 2 of 62

NOTICES:	Complaints Procedure Notice, as attached

CHOICE OF LAW

AND JURISDICTION:	As per wording attached

PREMIUM:	USD 10,267.51 for (100%) for the Bond Period

PREMIUM

PAYMENT TERMS:	LSW 3001 (Amended) – Premium Payment Clause (60 days from Inception) as attached.

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None

RECORDING,

TRANSMITTING

AND STORING

INFORMATION:	Where the broker maintains risk and claim data / information / documents the broker may hold data / information / documents electronically.

INSURER CONTRACT

DOCUMENTATION:	This document details the contract terms entered into by the Insurer(s), and constitutes the contract document.

Any further documentation changing this contract, agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

Insureds are advised that if any terms, clauses or conditions are unclear they should contact Arthur J. Gallagher (UK) Limited immediately.

Wherever there is reference to ‘Insured’ and/or ‘Assured’ in this document, they shall be deemed to have the same meaning.

Wherever there is reference to ‘Insurer’ and/or ‘Underwriter’ in this document, they shall be deemed to have the same meaning.

Wherever there is reference to ‘Policy’ and/or ‘Contract’ in this document, they shall be deemed to have the same meaning.

US Surplus Lines Clause

This contract is subject to US state surplus lines requirements. It is the responsibility of the surplus lines broker to affix a surplus lines notice to the contract document before it is provided to the insured. In the event that the surplus lines notice is not affixed to the contract document the insured should contact the surplus lines broker.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 3 of 62

INSURER

CONTRACT

DOCUMENTATION

(Continued):	Lloyd’s Insurance Company S.A. is a Belgian limited liability company (société anonyme / naamloze vennootschap) with its registered office at Bastion Tower, Marsveldplein 5/Place du Champs de Mars 5, 1050 Brussels, Belgium and registered with Banque-Carrefour des Entreprises / Kruispuntbank van Ondernemingen under number 682.594.839 RPR/RPM (Brussels). It is an insurance company authorised (under number 3094) and supervised by the National Bank of Belgium. Its company Reference Number(s) and other details can be found on www.nbb.be. Website address: www.lloydseurope.com. E-mail: lloydseurope.info@lloyds.com. Bank details: Citibank Europe plc Belgium Branch, Boulevard General Jacques 263G, Brussels 1050, Belgium - BE46570135225536.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 4 of 62

INFORMATION:

The following information was provided to insurer(s) to support the assessment of the risk at the time of underwriting:

1.	Asset Management Supplementary Questionnaire – Signed & Dated 19th March 2024 – 4 Pages

2.	Investment Company Bond Application – Annex A – Proprietary Funds – Not Signed or Dated – Excel Document

3.	Investment Company Bond Application – Signed & Dated 19th March 2024 – 5 Pages

4.	Investment Management Insurance Application – Annex A – List of Directors & Officers – 3 Pages

5.	Investment Management Insurance Application – Annex B – Proprietary Funds – 1 Page

6.	Investment Management Insurance Application – Annex C – SSC Alps & Apex Fund Services – 1 Page

7.	Investment Management Insurance Application – Signed & Dated 19th March 2024 – 9 Pages

8.	Madoff No Claims Declaration – Signed & Dated 19th March 2024 – 3 Pages

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 5 of 62

(RE)INSURER’S

LIABILITY:	In respect of Lloyd’s Insurance Company S.A Security only:

LSW1001 – SEVERAL LIABILITY NOTICE

The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.

In respect of all non-Lloyd’s Insurance Company S.A Security Insurers

LMA 3333 (RE)INSURER’S LIABILITY CLAUSE

(RE)Insurer’s Liability Several Not Joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 6 of 62

(RE)INSURER’S

LIABILITY

(Continued):	Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a Lloyd’s syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON:	100% of 100%

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 7 of 62

COVERAGE HAS BEEN EFFECTED WITH

SIGNED LINES:

Signed Line:	Security:

100.0000%	Lloyd's Syndicate 4000 HAM

100.0000%	Total placed hereon, in respect of the above order.

This Broker Insurance Document is our confirmation to you that a contract of Insurance has been effected with the Insurers listed hereon, using the information which you have provided and/or agreed. Please examine this Broker Insurance Document carefully to confirm that cover has been arranged in accordance with your requirements and that the Insurers are acceptable: please advise us immediately if this is not the case. This document is not your contract of Insurance, but is evidence of the terms and conditions of the contract.

DUTY OF FAIR PRESENTATION

If your policy is subject to English law you are required to make a fair presentation of the risk to Insurers which discloses every material circumstance which you know or ought to know relating to the risk to be insured. This includes information known by your senior management and those responsible for arranging your insurance as well as information which would reasonably have been revealed by a reasonable search of information available to you. A circumstance is material if it would influence the judgment of a prudent insurer in determining whether to provide insurance for the risk and, if so, on what terms.

Disclosure must be reasonably clear and accessible to a prudent insurer. Material representations of fact must be substantially correct and material representations of expectation/belief must be made in good faith.

Failure to comply with the duty of fair presentation could mean that the policy is void or that Insurers are not liable to pay all or part of your claim(s). If you are in any doubt as to what may constitute a fair presentation, please feel free to contact us and we will endeavour to assist you.

If your policy is not subject to English law you are expected to disclose risk information in accordance with the requirements of the applicable law. In such circumstances we expect you will disclose risk information at least equal to the standard required under English law and where the applicable law requires you to disclose information over and above the level required under English law you will provide such information in accordance with that law.

For and on behalf of Arthur J. Gallagher (UK) Limited Authorised Signatory

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 8 of 62

    FINANCIAL INSTITUTION BOND

(Standard Form No. 14, Revised to October, 1987)

DECLARATIONS

ITEM 1.	Name of Insured:	Popular Total Return Fund, Inc.
Popular High Grade Fixed Income Fund, Inc.
Popular Income Plus Fund, Inc.
Popular U.S. Government Money Market Fund, LLC

	Principal Address:	Banco Popular de Puerto Rico
Popular Fiduciary Services Division (725)
PO Box 362708 San Juan, PR 00936-2708

ITEM 2.	Bond Period:	FROM:	30th June 2024
		TO:	30th June 2025
(12.01 a.m. Local Standard Time at the Principal Address stated in Item 1.)

ITEM 3.	Aggregate Liability:	(i)	The Aggregate Liability of the Underwriter during the Bond Period shall be: USD 3,000,000

		(ii)	Subject to Section 4 and 11 hereof the Single Loss Limit of Liability is: USD 3,000,000 and as more fully detailed in the Policy Wording.

ITEM 4.	Single Loss Limit &
	Deductible:	Subject to Section 4 and 11 hereof, The Single Loss Limit of Liability is USD 3,000,000 and the Single Loss Deductible is USD 100,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert Not Covered.”)

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 9 of 62

Amount applicable to:	Single Loss Limit	Deductible:
of Liability:

Insuring Agreement A, B, C D	USD 3,000,000	USD 100,000

Optional Insuring Agreements and
Coverages;

(E) Securities	USD 3,000,000	USD 100,000

(F) Forgery or Alteration	USD 3,000,000	USD 100,000

(G) Counterfeit Currency	USD 3,000,000	USD 100,000

(H) Audit Expense	USD 500,000	Nil

(I) Uncollectible Items of Deposit	USD 500,000	Nil

(J) Extended Forgery	USD 3,000,000	USD 100,000

(K) Voice Initiated Transfer Found	USD 3,000,000	USD 100,000

(L) Computer System Fraud	USD 3,000,000	USD 100,000

(M) Claim Expense	USD 500,000	Nil

(N) Redemption of United States Bonds	USD 3,000,000	USD 100,000

(O) False Arrest	USD 50,000	Nil

(P) Indemnity for D&O	USD 50,000	Nil

Extortion Threat to Persons	USD 3,000,000	USD 5,000

Extortion Threat to Property	USD 3,000,000	USD 5,000

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Rider 1 to 29

ITEM 6.	Insured’s Offices Covered – All Offices in the United States of America and Canada and any other offices listed below:

ITEM 7.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) such termination or cancellation to be effective as of the time this bond becomes effective.

Premium:	USD 10,267.51 for (100%) for the Bond Period

Discovery

Period

Premium:	75% Annual premium for One Year 125% Annual premium for Two Years 150% Annual premium for Three Years

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 10 of 62

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.

However, if some or all of the Insured's loss results directly or indirectly from Loans, that portion of the loss is not covered unless the Employee was in collusion with one or more parties to the transactions and has received, in connection therewith, a financial benefit with a value of at least USD 2,500.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including; salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1)	Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	(b) theft, false pretences, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 11 of 62

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation and being transported in an armoured motor vehicle, or

(c)	a Transportation and being transported in a conveyance other than an armoured motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

(2)	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorising or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any banking institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or banking institution. Telegraphic, cable or teletype instructions or advices, as aforesaid, exclusive of transmissions of electronic funds transfer systems, sent by a person other than the said customer or banking institution purporting to send such instructions or advices shall be deemed to bear a signature which is a Forgery.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 12 of 62

SECURITIES

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	Document of Title,

(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(d)	Certificate of Origin or Title,

(e)	Evidence of Debt,

(f)	corporate, partnership or personal Guarantee,

(g)	Security Agreement,

(h)	Instruction to a Federal Reserve Bank of the United States, or

(i)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement or any items listed in (a) through (h) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit.

Actual physical possession of the items listed in (a) through (i) above by the Insured, its correspondent bank or other authorised representative, is a condition precedent to the Insured's having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(G)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 13 of 62

GENERAL AGREEMENTS

NOMINEES

A.	Loss sustained by any nominee organised by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION,

MERGER OR PURCHASE OF ASSETS - NOTICE

B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL - NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding of the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 14 of 62

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST

INSURED - ELECTION TO DEFEND

F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgement against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond. If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgement against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgement or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgement is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgement or settlement.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 15 of 62

SERVICE OF SUIT

G.	It is agreed that in the event of failure of the Company to pay any amount claimed to be due hereunder, the Company, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the United States or Puerto Rico. Nothing in this condition constitutes or should be understood to constitute a waiver of the jurisdiction in the United States to remove an action to a United States District Court or to seek a transfer of a case to another court as permitted by the laws of the United States or to any state in the United States. It is further agreed that service of process in such suit may be made upon Kennedys, 570 Lexington Avenue, 8th Floor, New York, New York 10022, United States of America or his or her representative and that in any suit instituted against the Company upon this contract, the Company will abide by the final decision of such court or of any appellate court in the event of an appeal.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honour as presented.

(b)	Certificate of Deposit means an acknowledgement in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

(d)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognised in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(e)	Counterfeit means an imitation which is intended to deceive and to be taken as an original.

(f)	Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 16 of 62

(g)	Employee means

(1)	an officer or other employee of the Insured, while employed in, at, or by any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond; and

(5)	each natural person, partnership or corporation authorised by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.)

(h)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(i)	Forgery means the signing of the name of another person or organisation with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(j)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(l)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honour drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(m)	Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favour of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(n)	Money means a medium of exchange in current use authorised or adopted by a domestic or foreign government as a part of its currency.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 17 of 62

(o)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(p)	Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewellery, precious metals in bars or ingots, and tangible items of personal property which are not hereinbefore enumerated.

(q)	Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(r)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	A description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 18 of 62

(s)	Transportation means any organisation which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(t)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(u)	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorising the Insured to debit the customer’s account in the amount of funds stated therein.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 19 of 62

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), (E) or (F);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting directly or indirectly from any acts of any director of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(e)	loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss of Property contained in customers’ safe deposit boxes, except when the Insured is legally liable therefor and the loss is covered under Insuring Agreement (A);

(g)	loss through cashing or paying forged or altered travelers’ checks or travelers’ checks bearing forged endorsements, except when covered under Insuring Agreement (A); or loss of unsold travellers’ cheques or unsold money orders placed in the custody of the Insured with authority to sell, unless (a) the Insured is legally liable for such loss and (b) such checks or money orders are later paid or honoured by the drawer thereof, except when covered under Insuring Agreement (A);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E);

(j)	shortage in any teller’s cash due to error, regardless of the amount of such shortage, and any shortage in any teller’s cash which is not in excess of the normal shortage in the tellers’ cash in the office where such shortage shall occur shall be presumed to be due to error;

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 20 of 62

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, unless such automated mechanical devices are situated within an office of the Insured which is permanently staffed by an Employee whose duties are those usually assigned to a bank teller, even though public access is from outside the confines of such office, but in no event shall the Underwriter be liable for loss (including loss of Property)

(1)	as a result of damage to such automated mechanical devices from vandalism or malicious mischief perpetrated from outside such office, or

(2)	as a result of failure of such automated mechanical devices to function properly, or

(3)	through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no Knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), or (F);

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 21 of 62

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property and for which the Insured is legally liable, if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it is liable for the safekeeping of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of property while

(1)	in the mail, or

(2)	in the custody of any Transportation, unless covered under Insuring Agreement (C) except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realised by the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(x)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(l)(a);

(y)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(z)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 22 of 62

DISCOVERY

Section 3.

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 23 of 62

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6.

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 24 of 62

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labour for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

ASSIGNMENT - SUBROGATION - RECOVERY - CO-OPERATION

Section 7.

(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 25 of 62

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8.

With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Underwriter and terminated, cancelled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10.

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4 exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 26 of 62

TERMINATION OR CANCELLATION

Section 12.

This bond terminates as an entirety upon occurrence of any of the following:- (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 27 of 62

RIDER 1

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that the attached bond is amended by adding the following Insuring Clause:

(F)	Loss resulting directly from:

1.	a.	Forgery or alteration of, on or in any Negotiable Instrument, money order, certificate of deposit, bond coupon, share draft, withdrawal order, letter of credit or acceptance, and forged, altered or counterfeit credit cards issued to the Insured; or

b.	The Insured having, in good faith, for its own account or for the account of others, acquire, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any of the following instruments, which must be originals:

i.	Certificated Security (including an interim receipt for a Certificated Security),

ii.	Document of title (including a bill of lading or warehouse receipt.)

iii.	Deed, mortgage or other instrument conveying title to or creating or discharging a lien on real property,

iv.	Certificate of origin or title,

v.	Promissory note,

vi.	Corporate, partnership or personal guarantee,

vii.	Security agreement,

viii.	Statement of Uncertified Security, or

ix.	Passbook held as collateral.

Actual physical possession of the instrument listed in (1)(b) by the Insured, its correspondent bank or other authorized representative, is required as a condition precedent to the Insured’s having relied on the faith of such items; or

2.	The insured having (i) executed a written guarantee of signature upon any Certificated Security; (ii) executed other certifications and guarantees incident to the transfer, payment, exchange or purchase of Certificated Securities , including, but not limited to, erasure guarantees and one-and the same guarantees; or

3.	The unauthorized use of the Insured’s Securities Transfer Agents Medallion Program imprint that proves to have been lost, stolen or counterfeited.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 28 of 62

A mechanical reproduced facsimile signature is treated as the same as a handwritten signature.

For purposes of 1(b), instrument shall not mean a financial statement, or accounts receivable, inventory records, or documents or statement of like records, which contain false or inaccurate representation of existing assets.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 29 of 62

RIDER 2

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that the attached bond is hereby amended as follows:

(F)	INSURING AGREEMENTS – FORGERY OR ALTERATION – is amended by the addition of the following:

Coverage is also provided to any Unauthorized Signatures or Endorsements.

Furthermore, it is agreed that the following paragraph is added under the above mentioned Insuring Agreement:

Accepting, paying or cashing any share draft, check or withdrawal order made or drawn on a member’s account which bears unauthorized signatures or endorsements, shall be deemed to be a Forgery under this

Insuring Clause. It shall be a condition precedent to the Insured’s right of recovery, for loss under this paragraph, that the Insured shall have on file, signatures of all persons authorized to sign such share drafts, checks or withdrawal orders.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 30 of 62

RIDER 3

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

Insuring Agreement G, COUNTERFEIT CURRENCY, is deleted in its entirety and replaced as follows:

COUNTERFEIT CURRENCY

(G)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 31 of 62

RIDER 4

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

A.	It is agreed that:

1.	The Underwriter shall not be liable the attached bond account of loss through the surrender of Property away from an office of the Insured as a result of a threat:

(a)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(b)	to do damage to premises or property of the Insured,

except with respect to (a) above, when covered under Insuring Clause, (A), or to the extent covered under the Extortion-Threats To Persons Insuring Clause below, and with respect to (b) above, when covered under Insuring Clause when added by rider to the attached bond.

2.	The attached bond is amended by adding an additional Insuring Clause as follows:

EXTORTION – THREATS TO PERSON

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to:

(1)	a director, trustee, or Employee of the Insured, or

(2)	a relative or invitee of any person enumerated in (1) above

who was, or allegedly was, kidnapped anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist’s demand to an associate, and (b) a reasonable effort has been made to report the extortionist’s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

3.	The total liability of the Underwriter under the foregoing Extortion – Threats To Persons Insuring Clause is limited to the sum of THREE MILLION Dollars (USD 3,000,000), It being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability of the attached bond; subject, nevertheless, to the Non-Reduction of Liability Section of the attached bond.

4.	The Insuring Clause set forth in paragraph number 2 of this ride shall be subject to a deductible amount of FIVE THOUSAND Dollars (USD 5,000).

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 32 of 62

B.	It is agreed that:

1.	The attached bond is amended by deleting the last line of Exclusion (m) of Section 2 and by substituting in lieu thereof the following:

“except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion – Threats To Persons Insuring Agreement when added by rider to the attached bond, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion – Threats to Property Insuring Agreement below.”

2.	The attached bond is further amended by adding an additional Insuring Agreement as follows:

EXTORTION – THREATS TO PROPERTY

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do damage to the premises or property of the Insured located anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist’s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE

3.	The Single Loss Limit of Liability and Single Loss Deductible for the Extortion – Threats to Property Insuring Agreement are the amounts shown on the Declarations Page, or amendment thereto.

Coverage Purchased and Single Loss Limits of Liability:

THREE MILLION Dollars (USD 3,000,000)

Single Loss Deductible: FIVE THOUSAND Dollars (USD 5,000)

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 33 of 62

RIDER 5

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

(L) COMPUTER SYSTEMS FRAUD

LIMIT: USD 3,000,000 DEDUCTIBLE: USD 100,000

Loss resulting directly from a fraudulent

1)	entry of Electronic Data or Computer Program into, or

2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this Bond.

Provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	An account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	An unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by who has written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement is added:

DEFINITIONS

(A)	Computer Program means a set or related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

1)	Computer with related peripheral components, including storage components wherever located,

2)	Systems and applications software,

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 34 of 62

3)	Terminal device, and

4)	Related communication networks

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 35 of 62

RIDER 6

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

1.	The attached bond is amended by adding and Insuring Clause as follows:

(K) VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Clause in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

(1)	An officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	An individual person who is a Customer of the Insured, or

(3)	An Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions,

But the voice instruction was not from a person described in (1), (2), or (3) above,

Provided that

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of USD 75,000. the voice instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause:

(A)	Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(B)	Funds mean Money on deposit in an account.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 36 of 62

2.	In addition to the Conditions and Limitations in the bond Computer Systems Fraud Insuring Clause rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Clause:

This Insuring Clause does not cover loss resulting directly or indirectly from the assumption of liability By the Insured by contract unless the liability arises from a loss covered by this Insuring Clause and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Clause must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

3.	The total liability of the Underwriter under the Voice Initiated Transfer Insuring Clause is limited to the sum of USD 3,000,000 and retention of USD 100,000. it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability of the attached bond. The Insuring Clause shall be subject to any deductible amount applicable to Insuring Clauses (A), (B) and (C).

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 37 of 62

RIDER 7

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

1.	The attached bond is amended by adding Insuring Clauses as follows:

LIMIT: USD 500,000     DEDUCTIBLE: NIL

(I)	Uncollectible Items of Deposit

Loss resulting directly from the Insured having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted,

b.	shares to be issued, or

c.	dividends to be paid,

from an account of an Investment .

In order for coverage to apply under this INSURING CLAUSE, the Insured must hold Items of Deposit for the minimum number of days stated in the APPLICATIONS before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Item of Deposit shall not be deemed uncollectible until the Insured standard collection procedures have failed.

(1)	be Counterfeit, or acknowledgment by the Insured that it no longer relies on such collateral.

For the purpose of this Insuring clause, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 38 of 62

RIDER 8

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

1.	An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

(H)	Audit Expense Coverage USD 500,000	Deductible: NIL
	(for savings and loan associations only)	(for coverage, an amount must be inserted)

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	The following paragraph is substituted for Section 2 (d):

(a)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	The following paragraph is substituted for Section 2(u):

(u)	all fees, cost and expenses incurred by the insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4.	The following is added as the final paragraph of Section 5:

If the Insured is an institution under the supervision of the Office of Thrift Supervision, it is understood and agreed that in case of any loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home Loan Bank is empowered to give notice of the loss to the Underwriter within the period limited therefore.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 39 of 62

RIDER 9

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

1.	DISCOVERY-Section 3. First Paragraph is deleted in its entirety and replaced as follows:

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an Senior Vice President, Trust Division Manager or higher position First becomes aware or facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 40 of 62

RIDER 10

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

(J)	EXTENDED FORGERY

LIMIT: USD 3,000,000 DEDUCTIBLE: USD 100,000

Loss resulting directly from the Insured having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)	bear a Forgery or a fraudulently material alteration,

(2)	have been lost or stolen, or

(3)	be Counterfeit, or

b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, poser of attorney, guarantee, RIDER or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured having relied on such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

For the purpose of this Insuring clause, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 41 of 62

RIDER 11

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

(M)	CLAIMS EXPENSE

LIMIT: USD 500,000     DEDUCTIBLE: NIL

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for Loss caused by any dishonest or any fraudulent act or acts of any of the Insured’s Employees, which loss exceeds the Single Loss Deductible Amount applicable to Insuring Clause (A1) or (A2). Such expense(s) shall be limited to the lesser of 50 percent of the amount of Loss payable under Insuring Clause (A1) or (A2) of the Bond, or the Single Loss Limit of Liability, subject to the Aggregate Limit of Liability.

The coverage afforded by this Clause shall not apply to expenses incurred by the Insured for routine or periodic audits or examinations of the Insured’s books or records even though such routine audits or examinations may result in the establishment of a loss covered under Insuring Clause (A1) or (A2) of the Bond, nor to any other expenses for establishing or modifying existing system, books or records after discovery of a loss for which insurance is afforded under Insuring Clause (A1) OR (A2) of the Bond.

Upon prior approval from the Underwriter, this coverage shall apply to any salaries or expenses or payment of any salaried employee, committee member, officer or director of the Insured, which are necessary for the preparation of a proof of Loss.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 42 of 62

RIDER 12

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

AMENDED FIDELITY AGREEMENT

1.	Insuring Agreement A, FIDELITY, is deleted in its entirety and replaced as follows:

	A)	Loss resulting directly from dishonest and fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest and fraudulent acts must be committed by the Employee with the manifest intent:

	a)	to cause the Insured to sustain such loss or

	b)	to obtain financial benefit for the Employee or another person or entity

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing and pensions.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 43 of 62

RIDER 13

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

SECURITIES – Section (E) is amended to include the following:

(i)	uncertificated securities

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 44 of 62

RIDER 14

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND, Section F is deleted in its entirety and replaced as follows:

“The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 90 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.”

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority. Registered Office:

The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 45 of 62

RIDER 15

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER-Section 5. (a) is deleted in its entirety and replaced as follows:

“At the earliest practicable moment, not to exceed 90 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.”

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 46 of 62

RIDER 16

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

CONDITIONS AND LIMITATIONS, DEFINITIONS Section 1. (g) Employee means is amended to include the following:

“(6) volunteers (always under the supervision of the Insured).”

and

“(7) position of Chief Compliance Officer (CCO) as an independent contractor under contract with the ‘insured’.”

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 47 of 62

RIDER 17

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

Item 2. Bond Period is amended to read as follows:

From 12:00 noon on 30th June 2024 to 12:00 noon on 30th June 2025

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 48 of 62

RIDER 18

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that Section 12 (TERMINATION OR CANCELLATION) is deleted and replaced by the following:

TERMINATION OR CANCELLATION

Section 12.

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.

The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination.

The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transition the custody of such Employee and upon the expiration of sixty (60) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b)	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 49 of 62

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

All other terms and conditions remain unaltered

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 50 of 62

RIDER 19

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

NON CANCELLABLE, EXCEPT FOR NON PAYMENT OF PREMIUM

It is hereby understood and agreed that this policy is amended as follows:

8.	TERMINATION, is deleted and substitute as follows:

The Insurer may not terminate this Policy prior to expiration of the Policy Period, except as provided above for non-payment of a premium. The Insurer shall refund the unearned premium computed pro rata. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 51 of 62

RIDER 20

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is agreed that:

(N) REDEMPTION OF UNITED SATES SAVINGS BONDS

It is hereby understood and agreed that this policy is amended as follows:

“Loss resulting directly from paying or redeeming, or guaranteeing or witnessing any signature upon, any United States Savings Bonds, United States Savings Notes or Armed Forces Leave Bonds which shall have been Forged, Counterfeited, raised or otherwise altered, or lost or stolen or on which the signature to the request for payment shall be Forged.“

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 52 of 62

RIDER 21

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is hereby understood and agreed as follows:

1.	The bond to which this rider is attached (herein called the “Bond”) is hereby amended by inserting the following additional Optional Coverage

(O)	FALSE ARREST

Covering sums which the Insured becomes legally obligated to pay as damages arising out of false arrest, false imprisonment, detention or malicious prosecution committed or instigated by an officer of the Insured, or by any employee of any armored motor vehicle company engaged by the Insured.

The Single Loss Limit of Liability and the Single Loss Deductible for this coverage are up to USD 50,000 with no deductible.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
 Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 53 of 62

RIDER 22

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

It is hereby understood and agreed as follows:

1.	The bond to which this rider is attached (herein called the “Bond”) is hereby amended by inserting the following additional Optional Coverage

(P)	INDEMNITY FOR INJURY OR DEATH OF DIRECTORS OR EMPLOYEES

Payments of moneys as the Insured, in its own discretion, shall make to any of its Directors or Employees, who, during the term of this bond and while performing any service anywhere for the Insured, shall have sustained bodily injury inflicted by any person while such person is committing or attempting to commit any act or larceny, theft, robbery or burglary, provided, that the Underwriter’s maximum liability for the total payments made to any one Director or Employee shall be limited to a sum equivalent to USD 500.00 a week during the period the Director or Employee requires medical or surgical of a trained nurse, as a result of injury inflicted during any one such event, not exceeding USD 50,000.

Payments of Money as the Insured, in its own discretion, shall make to any of its Directors, Employees or their estates, who during the term of this bond and while performing any service anywhere for the Insured, shall have died as the result of any bodily injury inflicted by any person while such person is committing of attempting to commit any act of larceny, theft, robbery or burglary, up to the amount of USD 50,000., less, however, such sum or sums for which the Underwriter may be otherwise liable or has paid as aforesaid.

The Single Loss Limit of Liability and the Single Loss Deductible for this coverage are USD 50,000 with no deductible.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 54 of 62

RIDER 23

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

SANCTIONS SUSPENSION CLAUSE

It is a condition of this (re)insurance, and the (re)insured agrees, that the provision of any cover, the payment of any claim and the provision of any benefit hereunder shall be suspended, to the extent that the provision of such cover, payment of such claim or provision of such benefit by the (re)insurer would expose that (re)insurer to any sanction, prohibition or restriction under any:

a.	United Nations’ resolution(s); or

b.	the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

Such suspension shall continue until such time as the (re)insurer would no longer be exposed to any such sanction, prohibition or restriction.

LMA3200

5 October 2023

All other terms, conditions and limitations remain unaltered.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 55 of 62

RIDER 24

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of Your Policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of Your Policy. You should read Your Policy and review Your Declarations page for complete information on the coverages You are provided.

This Notice provides information concerning possible impact on Your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions Policy, based on

Presidential declarations of “national emergency.” OFAC has identified and listed numerous:

●	Foreign agents;

●	Front organizations;

●	Terrorists;

●	Terrorists organizations; and

●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons.” This list can be located on the United States Treasury’s web site – http://www.treas.gov/ofac .

In accordance with OFAC regulations; if it is determined that You or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance Policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 56 of 62

RIDER 25

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

WAR OR TERRORISM EXCLUSION

This RIDER modifies insurance provided under the following:

Provisions to the contrary notwithstanding, the following exclusion is added to the policy:

4.	Exclusions

This insurance does not apply to:

14.	War Or Terrorism

Any Loss (including Defense Costs) arising, directly or indirectly, out of:

(1)	War, including undeclared or civil war; or

(2)	Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents; or

(3)	Insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these; or

(4)	"Terrorism", including any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage.

However, with respect to "terrorism", this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

(1)	The total of insured damage to all types of property exceeds USD 25,000,000. In determining whether the USD 25,000,000 threshold is exceeded, we will include all insured damage sustained by property of all persons and entities affected by the "terrorism" and business interruption losses sustained by owners or occupants of the damaged property. For the purpose of this provision, insured damage means damage that is covered by any insurance plus damage that would be covered by any insurance but for the application of any terrorism exclusions; or

(2)	Fifty or more persons sustain death or serious physical injury. For the purposes of this provision, serious physical injury means:

(a)	Physical injury that involves a substantial risk of death; or

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 57 of 62

(b)	Protracted and obvious physical disfigurement; or

(c)	Protracted loss of or impairment of the function of a bodily member or organ; or

(3)	The "terrorism" involves the use, release or escape of nuclear materials, or directly or indirectly results in nuclear reaction or radiation or radioactive contamination; or

(4)	The "terrorism" is carried out by means of the dispersal or application of pathogenic or poisonous biological or chemical materials; or

(5)	Pathogenic or poisonous biological or chemical materials are released, and it appears that one purpose of the "terrorism" was to release such materials.

Paragraphs (1) and (2), immediately preceding, describe the thresholds used to measure the magnitude of an incident of "terrorism" and the circumstances in which the threshold will apply for the purpose of determining whether the Terrorism Exclusion will apply to that incident. When the Terrorism Exclusion applies to an incident of "terrorism", there is no coverage under this Coverage Part.

In the event of any incident of "terrorism" that is not subject to the Terrorism Exclusion, coverage does not apply to any loss or damage that is otherwise excluded under this Coverage Part.

Multiple incidents of "terrorism" which occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership shall be considered to be one incident.

B.	The following definition is added to the Definitions Section:

"Terrorism" means activities against persons, organizations or property of any nature:

1.	That involve the following or preparation for the following:

a.	Use or threat of force or violence; or

b.	Commission or threat of a dangerous act; or

c.	Commission or threat of an act that interferes with or disrupts an electronic, communication, information, or mechanical system; and

2.	When one or both of the following applies:

a.	The effect is to intimidate or coerce a government or the civilian population or any segment thereof, or to disrupt any segment of the economy; or

b.	It appears that the intent is to intimidate or coerce a government, or to further political, ideological, religious, social or economic objectives or to express (or express opposition to) a philosophy or ideology.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 58 of 62

RIDER 26

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

EXTENDED REPORTING PERIOD ENDORSEMENT

It is hereby understood and agreed that 9. DISCOVERY PROVISION A. is amended to read as follows:

A.	If the Insurer or the Insured cancels or refuses to renew this Policy, the Company may, upon payment of the additional premium specified in Item 4. Of the Declarations (75% annual premium for one year, 125% annual premium for two years and 150% annual premium for three years), extended this Policy’s coverage for any Claim first made against the Insured(s) during the Discovery Period, but only in respect of Wrongful Acts committed before the date of such cancellation or expiration, whichever is applicable.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 59 of 62

RIDER 27

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140024 in favor of Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Effective Date of Rider: 30th June 2024

CERTIFIED ACT OF TERRORISM EXCLUSION ENDORSEMENT

THIS ENDORSEMENT MODIFIES INSURANCE PROVIDED UNDER THE POLICY.

PLEASE READ IT CAREFULLY

It is hereby understood and agreed that the following exclusion is added to the Policy:

A.	This insurance does not apply to Any Loss, Damage or Claims Expense arising, directly or indirectly, out of a Certified Act of Terrorism.

B.	For the purpose of this endorsement, the following definitions shall apply:

1.	Any Loss, Damage or Claims Expense means any injury or damage covered under any Insuring Agreement of the Policy. Any Loss, Damage or Claims Expense includes but is not limited to bodily injury, property damage, personal injury, emergency response cost or remediation cost, as may be defined in the Policy.

2.	Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a "certified act of terrorism" include the following:

a.	The act resulted in insured losses in excess of USD 5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

b.	The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

3.	Policy means the scheduled policy to which this endorsement is attached

C.	The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for injury or damage that is otherwise excluded under the Policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 60 of 62

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within the number of days specified in the Premium Payment Terms (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers within the agreed timescale (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker (as outlined in the Notice of Cancellation Provisions). If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08

LSW3001 (amended)

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 61 of 62

SPECIAL CANCELLATION CLAUSE

In the event that an Insurer:

(a)	ceases underwriting (wholly) or formally announces its intention to do so, or

(b)	is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement, or

(c)	has its authority to carry on Insurance business withdrawn, or

(d)	rating falls below “A-” Standard and Poors or “A-“ AM Best

the Insured may terminate that Insurer’s participation on this risk forthwith by giving notice and the premium payable to that Insurer shall be pro rata to the time on risk unless there is a claim or circumstance, in which event the premium is fully earned.

NMA 2975 (Amended)

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Broker Insurance Document FI1140024 Page 62 of 62

COMPLAINTS PROCEDURE NOTICE (COMMERCIAL)

Whilst we make every effort to maintain the highest standards, we recognise that there may be occasions when we fail to satisfy the particular requirements of our customers. We therefore, have in place, procedures to investigate and remedy any areas of concern.

If you wish to register a complaint, in first instance you should contact your Account Executive.

Alternatively you can contact the complaints team direct on:

E-mail: UK.Gallagher.LondonComplaints@ajg.com

Tel: 0141 285 3539 or

Complaints Team

Glasgow Office

7th Floor Spectrum Building

55 Blythswood Street

Glasgow

G2 7AT

Once we receive your complaint, we undertake to:

•	Try and resolve the complaint within 3 working days and write to you confirming if we have done so;

•	Acknowledge any formal complaints promptly;

•	Respond fully to your concern or complaint within four weeks or less.

If for any reason this is not possible, we will write to you to explain why we have been unable to conclude the matter quickly. If we have been unable to resolve your complaint in eight weeks, we will write to you explaining the reason as to why this has not been possible.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09

JOINT FIDELITY BOND AGREEMENT

JOINT FIDELITY BOND AGREEMENT (the “Agreement”), dated as of August 2, 2024, by and among the funds (each, a “Fund” and collectively, the “Funds”) listed on Schedule A attached hereto, as the same may be amended from time to time, all of which are named insureds on a certain fidelity bond underwritten by Arthur J. Gallagher (UK) Unlimited (“Gallagher”), covering certain acts relating to the Funds (the “Bond”).

W I T N E S S E T H

WHEREAS, the Funds are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, by the terms of Rule 17g-1 under the 1940 Act, the Funds are required to provide and to maintain in effect a bond against larceny and embezzlement by their officers and employees. By the terms of the rule, the Funds are authorized to secure the Bond that names all of the Funds as insureds;

WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds;

WHEREAS, a majority of the Board of Directors (collectively, the “Board,” the members of which are referred to as “Directors”) of each Fund who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such Bond, and the majority of such Directors have approved the amount, type, form and coverage of the Bond and the portion of the premium payable with respect to each Fund; and

WHEREAS, the Board has determined that the allocation of the proceeds payable under the Bond as set forth herein (which takes into account the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond) is equitable with respect to each Fund and that each Fund will benefit from its respective participation in the Bond in compliance with this Rule.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the Funds hereto as follows:

1.           Joint Insured Bond. The Funds have procured from Gallagher, a reputable fidelity insurance company, the Bond insuring each Fund against larceny and embezzlement of its securities and funds by such of its officers and employees who may, singly or jointly with others, have access to such securities or funds, directly or through authority to draw upon such funds or to direct generally the disposition of such securities. The Bond names each Fund as an insured and complies with the requirements established by Rule 17g-1 under the 1940 Act.

2.           Amount. The Bond is in an amount, based upon the total assets of each Fund, equal to or in excess of the aggregate of the minimum coverage required for each of the Funds under Rule 17g-1. The minimum coverage required for a Fund under Rule 17g-1(d)(1) shall be referred to herein as the “Minimum Coverage Amount.”

3.           Ratable Allocation of Premium. Each Fund will pay the percentage of the premium due under the Bond which is proportionate to the ratio of its Minimum Coverage Amount to the aggregate amount of the Minimum Coverage Amounts for all of the Funds.

4.           Ratable Allocation of Proceeds.

(a)         In the event any recovery under the Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the Minimum Coverage Amount.

(b)         If the recovery is inadequate to indemnify fully each such Fund sustaining a loss, the recovery shall be allocated among such Funds as follows:

(i)          Each Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the Minimum Coverage Amount.

(ii)         The remaining portion of the proceeds shall be allocated to each Fund sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such Fund’s gross assets as of the end of its fiscal quarter preceding the loss bears to the sum of the gross assets of all such Funds. If such allocation would result in any Fund sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such Fund, the aggregate of such excess portions shall be allocated among the other Funds whose losses would not be fully indemnified in the same proportion as each such Fund’s gross assets bear to the sum of the gross assets of all Funds entitled to receive a share of the excess (both determined as of the fiscal quarter of each Fund preceding the loss). Any allocation in excess of a loss actually sustained by any such Fund shall be reallocated in the same manner.

5.           Claims and Settlements. Each Fund shall, within ten days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Funds with written notice of the terms of settlement of any claim made under the Bond by such Fund.

6.           Modification and Amendments.

(a)         If a Fund shall determine that the coverage required by Rule 17g-1 for such Fund has changed, or that the amount of the total coverage allocated to such Fund should otherwise be modified, it shall so notify the other Funds setting forth the modification which it believes to be appropriate, and the proposed treatment of any increased or return premium.

(b)         Within 60 days after such notice, the Funds shall seek the approval required by Rule 17g-1, and if approvals are obtained, shall effect an amendment to this Agreement and the Bond. Any Fund may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least 60 days’ written notice to the other Funds. The Fund(s) terminating the Agreement shall thereafter be removed as a named insured in accordance with Rule 17g-1 and the Fund(s) shall be entitled to receive the pro rata portion of any return of premium paid to the insurance company.

(c)         This Agreement is intended to cover all entities insured under the Bond. Any insured under the Bond that is not currently listed on Schedule A hereto may be added to this Agreement by amendment. The Funds hereby consent to additional registered investment companies advised by Popular Asset Management LLC and its affiliates being named as an insured under the Bond and the Agreement.

7.           Limitation of Liability. This Agreement is executed on behalf of each Fund by each Fund’s President and not individually and the obligations imposed upon each Fund by this Agreement are not binding upon any of the Fund’s respective Board members, officers, or shareholders individually but are binding only upon the assets and property of such Fund.

8.           No Assignment. This Agreement is not assignable.

9.           Counterparts. This Agreement may be executed in any number of counterparts which together shall constitute a single instrument.

10.         Governing Law. The Agreement shall be construed in accordance with the laws of the Commonwealth of Puerto Rico.

11.         Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate Fund at Popular Center North Building, Second Leve (Fine Arts), 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918; Attn: Mr. José González.

[Signature Page Follows]

IN WITNESS WHEREOF, each Fund has caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

/s/ Angel M. Rivera

Name: Angel M. Rivera

Title: President of each Fund on Schedule A

Schedule A

1.	Popular Total Return Fund, Inc.

2.	Popular High Grade Fixed-Income Fund, Inc.

3.	Popular Income Plus Fund, Inc.

4.	Popular U.S. Government Money Market Fund, LLC

ATTACHMENT A

The term of the Bond is from June 30, 2024 through June 30, 2025, and the premium for the Bond has been paid through June 30, 2025.

Single Insured Bond Amount:

Popular Total Return Fund: $750,000

Popular High Grade Fixed-Income Fund: $750,000

Popular Income Plus Fund: $750,000

Popular U.S. Government Money Market Fund: $750,000

Popular U.S. Government Money Market Fund, LLC

Secretary’s Certificate

August 9, 2024

The undersigned, Manuel Rodriquez-Boissen, the duly elected and acting Secretary of Popular U.S. Government Money Market Fund, LLC, a Puerto Rico limited liability company (the “Fund”), does hereby certify that the following resolutions were adopted by the Board of Directors of the Fund (the “Board”) at a meeting held on May 23, 2024:

WHEREAS, the Board of Directors (the “Board”) of Popular U.S. Government Money Market Fund, LLC, a Puerto Rico limited liability company (the “Company”) has deemed it advisable and in the best interest of the Company to, together with Popular Total Return Fund, Inc. (“Total Return”), a Puerto Rico corporation, Popular High Grade Fixed-Income Fund, Inc. (“High Grade;”), a Puerto Rico corporation and Popular Income Plus Fund, Inc. (“Income Plus”), a Puerto Rico corporation, collectively, the (“Funds”), and together with the Company adopt the following resolutions with respect to the approval of the insurance policies of the Funds;

NOW THEREFORE, BE IT:

RESOLVED, that the form and amount of mutual fund professional and directors and officers liability policy (the “D&O/E&O Policy”), as presented and discussed at the Meeting, be, and the same hereby is, ratified and approved after consideration of all factors deemed relevant by the Board, including a majority of the Independent Directors voting separately; and

FURTHER RESOLVED, that the allocation of premiums for the Funds and Adviser joint directors and officers liability policy, which is based on the premiums each would have paid for separate policies with similar coverage and limits be, and it hereby is, ratified and approved by the Board, including a majority of the Independent Directors voting separately; and

FURTHER RESOLVED, that the proper officers of the Funds be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the form and amount of the Funds’ fidelity bond, as presented and discussed at the Meeting, be, and the same hereby is, ratified and approved by the Board, including a majority of the Independent Directors voting separately, after consideration of all factors deemed relevant by the Board including, but not limited to, the value of the aggregate assets of the Funds, the value of the bond and the premiums, the type and terms of the arrangements made for the custody and safekeeping of the Funds’ assets; and

FURTHER RESOLVED, that the officers of the Funds be, and are hereby authorized to make the necessary filings and give the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first above written.

/s/ Manuel Rodriquez Boissen
Manuel Rodriquez-Boissén, Esq.
Secretary